UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

This Report on Form 6-K contains the following exhibit.

English Translation of the Amended and Restated Corporate Bylaws of Pampa Energía S.A. as approved at the General and Extraordinary Shareholders’ Meeting of April 26, 2013.	Exhibit 99.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2015

Pampa Energía S.A.

By:	/s/ Gustavo Mariani
Name: Gustavo Mariani Title: Co-Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Exhibit 99.1

CORPORATE BYLAWS

ARTICLE I

Name, address, term and purpose

Section 1. The name of the Company shall be “Pampa Energía S.A.”, formerly known as “Pampa Holding S.A.” and originally organized under the name “Frigorífico La Pampa S.A.”

Section 2. The registered address of the Company shall be in the City of Buenos Aires and the Company shall set up branches or agencies, as well as manufacturing plants or warehouses and other facilities anywhere in Argentina or abroad, assigning them capital or not.

Section 3. The Company’s term of duration shall expire on June 30, 2044. Such term shall be extended for a specific period of time by resolution of the General Shareholders’ Meeting in accordance with Section 29.

Section 4. The Company’s sole purpose is to carry out investment activities in ventures and companies of any kind, either on its own account or on behalf of third parties or in association with third parties, in the Republic of Argentina or Abroad, in accordance  with and subject to the limitations set forth in the applicable laws and regulations in force; it may organize or participate in the organization of companies or acquire and hold shares in existing companies or companies to be created in the Republic of Argentina or Abroad, be a member of temporary business associations, pooling agreements, joint ventures and consortia, make capital contributions in connection with transactions already executed or to be executed in the future and provide financing other than in respect of those activities included under the scope of the law of financial institutions, enter into management agreements in order to manage third party projects or outsource its management to third parties, participate in the purchase, sale and trading of securities, stock and any other kind of negotiable instruments and commercial papers in any system and under any mechanism whether currently existing or to be created in the future. The Company may also acquire, develop and dispose of any kind of property, whether real or personal, for investment purposes, create liens or encumbrances thereon and lease the same as lessor or lessee under leasing or concession agreements. To such end, the Company has full legal capacity to acquire rights and undertake obligations and to perform any act not specifically prohibited by the applicable laws and these By Laws, including without limitation, the granting of sureties, securities and/or other guaranties, in order to secure the obligations of the Company or third parties.

ARTICLE II

Capital and shares

Section 5. The corporate capital is represented by shares of A$1 par value each (par value A$1 each) entitled to one vote per share, all of which are subject to the system of public offering of securities set forth in Law No. 17,811. The Company may resolve upon future capital increases through the issue of shares, which shall be identical to those currently outstanding. In accordance with the provisions of Decree 677/2001 or other similar regulations that may replace it in the future, the Shareholders’ Meeting may approve the issue of warrants or securities convertible into stock, and may delegate to the Board of Directors the power to determine their issue terms and conditions and rights attaching thereto, and to fix the price of the warrants and shares to which they entitle. Such options may be issued to the Company’s board members, managers and personnel and/or third parties, as determined by the relevant Shareholders’ Meeting. The capital’s evolution shall be recorded in the Company’s balance sheets. The Company qualifies as a “Corporation Not Subject to the Optional Bylaws Regime of Mandatory Tender Offer”.

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Section 6. The stock capital shall be issued and subscribed when so determined and resolved upon by the Shareholders’ Meeting. Each resolution that approves a capital increase and/or the issuance and subscription of shares shall be indistinctly and optionally recorded in the form of a public or private deed. If executed through a public instrument, stamp tax, if any, shall be paid at the time of execution of the relevant deed. The relevant registrations and publications shall comply with the laws in force from time to time. The shareholders shall have a preemptive and accretion right to subscribe each new issuance of shares, in proportion to their interests, to which effect the publications required by the law shall be made. Preemptive and accretion rights may be exercised within the applicable statutory terms and may be limited or suspended only when so resolved upon by an Extraordinary Shareholders’ Meeting and always provided that the conditions set forth in Section 197 of Law No. 19,550 have been met.

Section. 7. The shares shall be paid in full within such terms and subject to such conditions as determined by the Shareholders’ Meeting. Subscribers who are in default of payment of shares shall forfeit their rights, and in such case, the Company may resolve upon the sale thereof and may impose other penalties as set forth in Section 193 of Law No. 19,550. If the shares issued by the Company are represented by securities, any subscriber who has not fully paid the amount of the shares subscribed by it shall be furnished with an interim certificate registered under its name recording the installments paid by it. Once payment has been made, the certificate shall be exchanged for the securities representing the relevant shares. Pending such delivery, any such interim certificate shall be regarded as definitive, negotiable and divisible.

Section. 8. The shares shall be issued in either registered, non-endorsable form in accordance with the provisions of the laws in force or in book-entry form, pursuant to Section 208 of Law No. 19,550. If the shares are represented by securities, they shall contain the material data to which reference is made in Section 211 of Law No. 19,550. Such securities shall bear the signature of a Director and the Chairman of the Supervisory Committee, provided, however, that the mechanism set forth in Section 212 of the referred law shall be applicable. If the shares or Securities of the Company are issued in book-entry form, they shall be recorded in accounts kept in the name of their holders with the Company and/or authorized commercial and/or investment banks and/or securities depositaries, as resolved upon by the Board of Directors. Global certificates evidencing paid-in shares shall be issued in accordance with the requirements set forth by the laws in force. Whenever global certificates are recorded in collective depositary systems, they shall be regarded as definitive, negotiable and divisible.

Section. 9. The shares that represent the corporate capital will be common shares and shall have an identical value; and each share shall entitle its holder to one vote at the Shareholders’ Meetings. The securities and the shares they represent shall be ordered by number.

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Section. 10. The subscription and holding of shares in this Company implies the knowledge and acceptance of its Bylaws, and the agreement to and compliance with the resolutions adopted by the General Shareholders’ Meetings and/or the Board of Directors in exercise of their powers, notwithstanding the rights to which the shareholders are entitled to under the laws. In case of co-ownership, co-owners shall join representation for purposes of exercising and performing their corporate rights and obligations.

Section. 11. The Company may, by resolution of the Shareholders’ Meeting, incur in indebtedness through the issuance of debentures or negotiable bonds. Upon issuance thereof, the Shareholders’ Meeting shall determine their form, guarantees, markets and further conditions, in compliance with the laws in force.

ARTICLE III

Board of Directors

Section 12. The Company's business affairs shall be managed by a Board of Directors consisting of ten regular members appointed at the Ordinary Shareholders’ Meeting. Directors shall hold office for a term of three years until their successors are elected. The election of directors shall be staged, i.e. the Board shall be partially renewed each year so that three directors shall be elected for two successive years and four directors shall be elected the following year. Directors shall be elected from a list, pursuant to the rules set forth in this Section, provided that no objection is raised by a shareholder or group of shareholders holding more than three percent (3%) of the capital stock. Otherwise, an individual election shall be performed. Any shareholder or group of shareholders holding more than three percent (3%) of the capital stock (each, a “Proposer”) may require the Board to disclose to the other shareholders the list of candidates or the individual candidates to be proposed for election at the meeting by such shareholder or group of shareholders. In the case of depositary banks holding shares in their names, this rule shall apply to the beneficiaries. For such purpose, the respective list duly signed by the Proposer, or his or her representatives, if appropriate, shall be sent to the Chairman of the Board, or to his or her substitute at least five business days prior to the date of the respective shareholders' meeting, for official disclosure by publication in the Buenos Aires Stock Exchange Bulletin of the at least two days prior to the shareholders’ meeting. In order to facilitate preparation of the lists and registration of the names of the candidates as from the date of the first notice of the meeting, a book specially kept for such purpose shall remain available to the shareholders at the corporate premises to record the names on the lists or the candidates nominated by the shareholders who may request it. Nevertheless, the Board of Directors shall present to the shareholders’ meeting a list of candidates to be elected either from said list or individually, in the event that such form of election is objected, whose names shall be disclosed to all shareholders along with the lists submitted by the Proposers. Furthermore, no proposal of election of directors shall be made before the start or during the course of the meeting without submitting to the Company a written evidence of acceptance from the proposed candidates. A list or individual shall be deemed to have been elected, if applicable, if it obtains affirmative votes representing an absolute majority of the shares present at the meeting. If no list obtains such majority, a new voting shall be performed between the two most voted lists or individuals. The list or individual that obtains the highest number of votes shall be finally elected. The previously stipulated rules shall not prevent a shareholder present at the meeting from proposing candidates who are not included in the proposals distributed by the Board.

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Section 13. Upon the appointment of regular Directors, the Shareholders’ Meeting will also appoint an equal or lower number of alternates to replace regular Directors in case of resignation, death or other impediment. Alternate directors will join the Board by resolution and upon election thereof by majority vote of the regular Directors. In case of temporary absence of any regular Directors, the Board shall resolve that an alternate Director join the same, provided however that, if the absence of regular Directors does not allow to constitute a quorum at Board meetings, the Board of Directors may constitute a quorum with the alternate Directors appointed by the Shareholders’ Meeting who are present at such meeting.

Section 14. The Board of Directors may act with its members present or communicated with each another through other simultaneous means of transmission of sound, images or words, taking into account, for purposes of determining the presence of quorum and majorities, both such directors as are present in person and those who participate through remote attendance. The minutes of such meetings shall be prepared and executed within five (5) days after the meeting is held by the Directors and members of the Supervisory Committee who are present. Those directors who participate through other simultaneous means of transmission of sound, images or words, may execute them through the authorization set forth in Section 266 of Law 19,550. The members of the Supervisory Committee shall expressly include in the minutes the names of the directors who participated through remote attendance and the proper adoption of any decisions resolved upon at the meeting. In connection with each resolution adopted, the minutes shall record the statements made by both the directors who are present and those who participate through remote attendance and the votes cast with respect to each resolution so adopted. Board meetings may be also held abroad.

Section 15. While in office, regular Directors shall post a bond of not less than A$10,000, which may be set up through a bank guarantee, by depositing in the company’s name money and/or government securities at par value and/or listed securities (excluding shares issued by this Company) computed at their actual listing value or by voluntary restraint on the disposition of real property for the benefit of the Company, duly notarized and recorded in the relevant Registry.

Section 16. Both regular and alternate Directors shall be reelected (save for the limitations established in the Regulations of the Audit Committee). Any alternate Director who replaces a retiring regular Director shall hold office for the term remaining until the expiration of the regular Director’s term.

Section 17. The capacity as Director shall be solely revoked by the Shareholders’ Meeting. No share qualification is necessary.

Section 18. Every year, at the first Board meeting held after the Ordinary Shareholders’ Meeting the Board of Directors shall elect a Chairman and a Vice Chairman from among its members. If any vacancy occurs throughout the fiscal year, the Board of Directors shall make a new distribution of offices.

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Section 19. The Board of Directors shall hold valid meetings with the presence of a half plus one of its members and shall adopt resolutions by majority of votes present; in case of a tie, the Chairman shall have a casting vote.

Section 20. The Board of Directors shall meet as frequently as necessary and at least once a month, or whenever so required by any of its regular members or the Supervisory Committee. Board meetings shall be called in accordance with the laws in force, and will be presided over by the Chairman or, as applicable, the Vice Chairman, and in the absence of both of them, by the Director that is temporarily appointed as ad hoc chairman.

Section 21. The Board of Directors shall exercise the Company’s legal representation, both for judicial and non-judicial matters, acting through its Chairman, or in case of his absence or impediment, its Vice Chairman, or otherwise, the Director(s) appointed in each case by the Board or the Company’s attorneys-in-fact, within the scope of the authority conferred to them, and shall have the broadest powers to manage and dispose of the corporate businesses and assets, being empowered to carry out all such acts as deemed necessary for a better fulfillment of the Company’s purposes, in accordance with the laws, the Bylaws and the resolutions of the General Shareholders’ Meetings. The attendance of the Vice Chairman at any administrative, court or corporate acts requiring the presence of the Chairman implies the latter’s absence and binds the Company without need of any notice or justification whatsoever. Notwithstanding the foregoing, the Board of Directors shall have the following specific duties:

a) Comply with and enforce compliance with the provisions of the Bylaws and Regulations and the resolutions adopted at Shareholders’ Meetings.

b) Appoint and remove managers and attorneys-in-fact, and determine their duties and compensation.

c) Call Ordinary and Extraordinary General Shareholders’ Meetings.

d) Submit to the General Shareholders’ Meeting every year the Annual Report on the Company’s performance, its Inventory, General Balance Sheet and Income/Loss Statement as of the end of each fiscal year. Such documents shall be made available to the shareholders no less than 20 days before they are dealt with at the Shareholders’ Meeting.

e) Propose to the General Shareholders’ the dividends to be distributed among the shareholders and submit to them any other matters that require their approval.

f) Deal with and make deposits and withdraws of corporate funds at the Central Bank of the Republic of Argentina, Banco de la Nación Argentina, Banco de la Provincia de Buenos Aires, Caja Nacional de Ahorro y Seguro and Banco Ciudad de Buenos Aires or other governmental or private banking entities and financial institutions, either in checking, time, custody or savings accounts or otherwise, including the power to make overdrafts, and to that end issue checks, drafts, vouchers or such other documents as may be required.

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g) Give and take loans, either with or without real or personal guarantees.

h) Have interests in other stock companies.

i) Use credit in such manner as deemed most suitable for the corporate interests.

j) Purchase, sell, exchange, assign and lease real and personal property, livestock, securities, bonds, interests and shares or any other assets, for such terms, at such prices and under such payment methods and further conditions as deemed suitable.

k) Grant general or special powers of attorney for them to be exercised within Argentina or abroad, and renew or revoke them whenever deemed suitable.

l) Issue the Company’s internal regulations.

m) Resolve upon matters of any nature, for which purpose it shall have the broadest powers, including those set forth in subsections 1 to 4 and 7 to 17 of Section 1881 of the Civil Code, and Section 9 of Decree-Law No. 5965/63, without any limitations other than those set forth in these Bylaws. The preceding list, which includes some of the powers vested in the Board, does not imply a limitation to the broad management authority conferred to it under this Section in accordance with the relevant rules of law.

n) Prepare the slates for election of directors in accordance with Section 12 hereof.

Section 22. The Board of Directors may entrust the performance of administrative or technical duties to one or more Directors, whose compensation will be fixed by the Shareholders’ Meeting and charged against overhead expenses.

Section 23. The position of Manager and Attorney-in-fact is compatible with the position of Director. The compensation payable to the Managers and/or Attorneys-in-fact is independent from the one receivable by them in their position of Director, as applicable.

ARTICLE IV

Supervisory Committee

Section 24. The Company’s supervision shall be vested in a Supervisory Committee composed of three regular and three alternate members. The members of the Supervisory Committee shall hold office for a term of three fiscal years. The compensation of the Supervisory Committee members shall be determined by the general ordinary shareholders’ meeting. At its first meeting held after the General Ordinary Shareholders’ Meeting, the Supervisory Committee shall elect its Chairman from among its members. The Supervisory Committee shall meet as frequently as required to discharge its duties, and shall hold valid meetings with the presence of at least 2 members. Its decisions shall be recorded in a minute book officially stamped to such effect. Decisions shall be adopted by half plus one of the votes present. The members of the Supervisory Committee shall have the powers and duties assigned to the syndics under the provisions of the Business Companies Law.

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ARTICLE V

Shareholders’ Meetings

Section 25. General Shareholders’ Meetings shall be ordinary and/or extraordinary. The Shareholders’ Meetings shall have sole authority to deal with the matters set forth in Sections 234 and 235 of Law 19,550, respectively, and supplementary rules, as concerns the subjects specified therein and shall be called whenever the Board of Directors or the Supervisory Committee deem it necessary or when required in writing by shareholders representing no less than 5% of the corporate capital, expressing the subject matter and purpose for which they request such call. These requests shall be resolved upon in such manner as to enable the Board of Directors or Supervisory Committee to call the Shareholders’ Meeting for it to be held within a term of 40 days following the relevant request.

Section 26. The notice that convenes a Shareholders’ Meeting, either at first or second call, shall be made by publications made on such days, in such newspapers and within such terms as set forth by the laws in force. In the case of a General Ordinary Shareholders’ Meeting convened simultaneously on first and second call, if the second call is to be held on the same day, there shall be an interval of at least one (1) hour between the time scheduled for the first and second call.

 Section 27. In order to attend Shareholders’ Meetings, the shareholders must deposit within the Company their shares or a deposit certificate or evidence of the book-entry stock accounts issued in their name to such effect by a Bank, securities depositary or other authorized institution, for registration thereof in the Shareholders’ Meeting Attendance Register, no less than three (3) business days before the date scheduled for the meeting. The Company shall deliver to them the necessary receipts, which shall be required for admission to the Shareholders’ Meeting. The holders of registered or book-entry shares shall send a notice for them to be registered in the Attendance Register within such same term.

Section 28. At Shareholders’ Meetings, the shareholders shall be represented by their legal representatives or other individuals. Mandates shall be granted by means of the execution of a private instrument, provided that the principal’s signature is certified by a court, notary public, or a bank.

Section 29. Shareholders’ meetings shall be presided over by the Board Chairman or whoever replaces him. If none of them is present, the Shareholders’ Meeting shall appoint any Director, members of the Supervisory Committee or shareholder who shall act as Chairman. Save in the events set forth in Section 241 of Law 19,550, the Directors, members of the Supervisory Committee and general managers shall vote as shareholders if they also hold such capacity.

Section 30. Ordinary Shareholders’ shall be validly organized at first call with the presence of shareholders representing a majority of the voting shares; and at second call, they shall be deemed organized irrespective of the number of such shares that are present. Extraordinary Shareholders’ Meetings shall be organized at first call with the presence of shareholders representing no less than 60% of the voting shares; and at second call, the attendance of at least 30% of such shares shall be required. If a Shareholders’ Meeting fails to be held because the necessary number of attendees is not obtained, and in the case of an Ordinary Shareholders’ Meeting, if it has not been convened simultaneously at first and second call, a new call will be made for the meeting to be held within the next 30 days.

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Section 31. Every year within the next four months following the fiscal year’s closing date, a General Ordinary Shareholders’ Meeting will be held in order to:

a)      Consider the Annual Report, Balance Sheet and Statement of Changes in Shareholders’ Equity, their related exhibits, schedules and supplementary notes, Income/Loss Statement and proposed allocation thereof, for the fiscal year then ended;

b)      Approve or reject the documents set forth in the preceding paragraph and approve or change the distribution of earnings proposed by the Board;

c)      Take notice of the Supervisory Committee’s report and report of the audit firm retained by it;

d)     Resolve upon the compensation payable to the Board of Directors and Supervisory Committee;

e)      Appoint the regular and alternate members of the Board of Directors and Supervisory Committee; when applicable, in accordance with the provisions of Sections 12 and 13 hereof;

f)       Deal with any other matter included in the Agenda, always provided it is within the scope of its authority.

Section 32. At Shareholders’ Meetings, each share shall entitle its holder to one vote.

Section 33. Any resolutions adopted at Shareholders’ Meetings, whether held at first or second call, shall be approved by a half plus one of the votes present that may be cast with respect to the relevant decision, except in order to resolve (i) the specific events contemplated in the final paragraph of Section 244 of Law 19,550, which shall require the affirmative vote of the majorities therein set forth; (ii) any amendment to the regime of Tender Offer upon Acquisition of Control provided in Article VIII hereof, which shall require the affirmative vote of shares representing at least 66.6% of the capital stock issued and outstanding, (iii) any amendment to the Regulations of the Audit Committee as well as any amendment to the regime of Tender Offer upon Acquisition of Significant Interest provided in Article VIII hereof, which shall require the affirmative vote of shares representing at least 66.6% of the shareholders in attendance at the meeting to the extent that they represent at least 35% of the capital stock issued; and (iv) any changes to the special majority regime as established herein, which shall require the same special majority that is intended to be changed.

Section 34. Once organized, the Shareholders’ Meeting shall appoint two shareholders for executing the minutes to be drawn in order to record its proceedings. The minutes shall contain a summary of the statements made in the course of the debate, voting method and results, and full articulation of the decisions and resolutions adopted thereby. Such minutes will be drawn in the relevant book officially stamped for such purpose, and shall be signed with five days following the conclusion of the meeting by the Chairman and two shareholders appointed for such purpose.

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ARTICLE VI

Fiscal year and distribution of earnings

Section 35. The fiscal year will start on January 1 and will end on December 31 of the same year, as of which date an asset and liability inventory and General Balance Sheet will be prepared.

Section 36. Any retained earnings that arise at the closing of each fiscal year after deducting the amounts required to set up the Statutory Reserve Fund established by the Business Companies Law shall be allocated in the following order or priority:

a)      To the payment of Board of Directors and Supervisory Committee’s fees.

b)      To set up voluntary reserves and contingency funds, whenever so warranted under the circumstances.

c)      To the payment of dividends to the holders of common shares.

d)     To other uses, as resolved upon by the Shareholders’ Meeting. Dividends shall be paid in stock, if so decided by the Shareholders’ Meeting. Any dividends not collected within a term of three years after made available to the shareholders become forfeited for the benefit of the Company. If there are no earnings, the Shareholders’ Meeting is empowered to determine the amount of the compensation which in its discretion should be paid to the Board of Directors and Supervisory Committee for the duties carried out by them, taking into account the limitations provided in Section 261 of the Business Companies Law and regulations thereunder.

ARTICLE VII

Liquidation

Section 37. Upon expiration of the term set forth in Section 3 of these Bylaws, provided that such term is not extended, or in case of early dissolution, the Company shall be liquidated. Such liquidation shall be carried out by the Board members then in office, monitored by the Supervisory Committee. However, the Shareholders’ Meeting may resolve upon the Company’s liquidation in such manner as determined by it, in compliance with the provisions of the laws in force.

ARTICLE VIII

Tender Offer

Section 38. I) Duty to Inform. Any person or legal entity, whether acting directly or indirectly through other persons or legal entities, as well as any group of people acting in agreement with other persons, who (i) acquires or sells shares of common stock or securities of the Company by any means or title, of any kind convertible into common stock, including, without limitation, debentures convertible into shares, convertible notes, Global Depositary Receipts or American Depositary Receipts, and warrants (the “Securities of the Company”), (ii) alters the configuration or composition of its direct or indirect interest in the capital stock of the issuer, (iii) converts notes into shares of common stock, (iv) exercises options to purchase any securities mentioned or (v) changes its intention with respect to its interest in the issuer, in existence at the time any of the assumptions provided for in preceding (i) to (iv), as long as, in each case, the purchase made in each of such assumptions grants control over 5% or more of the capital stock or voting rights, shall, immediately upon consummation of the transaction or change of intention, inform the Company of such circumstance, irrespective of compliance with any additional requirements that may be required under the applicable securities laws for such particular case. Such information shall contain detailed particulars of the natural and legal entities that directly or indirectly are part of the equity interest mentioned above, the transaction date, the price, the number of shares or Securities of the Company acquired and if the purpose of the acquirer is to acquire a larger equity interest or if its intention is to acquire control of the Company. If the acquirer consists of a group of persons acting in agreement with others it shall identify the members of the group. The information herein set forth shall be provided in respect of transactions carried out after the transaction previously informed, when as a result of such transactions, the number of shares of common stock or securities involved are equivalent to a multiple of five per cent (5%) of the capital stock or voting rights of the Company.

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II) Control Acquisition. Unless the provisions of subsections III and IV of this Section are met, none of the shares of common stock or Securities of the Company shall be acquired by any person, directly or indirectly, individually or in agreement with other persons, by any means or title (pursuant to a sale, an assignment, pursuant to foreclosure proceedings either at court or out of court, or pursuant to any other means of disposition or transfer), when as a result of such acquisition, the purchasers become holders of, or exercise control over the shares of common stock or the Securities of the Company which, when added to that person’s prior holding (if any): (i) represent, or entitle in the event of conversion, to more of fifty percent (50%) of the capital stock, or entitle the purchaser to exercise the power to remove the majority of the directors of the Company (“Controlling Interest”); or (ii) represent, or entitle in the event of conversion to thirty five per cent (35%) or more of the capital stock, even though such interest does not confer control over the Company (“Significant Interest”). The acquisitions referred to in “(i)” and “(ii)” above are referred to as “Acquisition of Control” and “Acquisition of Significant Interest”, respectively. For the purposes of this Section, the term “indirectly” includes the purchaser’s controlling companies, companies controlled by it, and companies under its common control; as well as any equity interests that any person may hold, directly or indirectly, through trusts, Global Depositary Receipts or American Depositary Receipts or other similar mechanisms. Notwithstanding the foregoing, any acquisition resulting in an Acquisition of Control or Significant Interest shall be exempt from complying with the procedure provided in this Section for Tender Offer Upon Acquisition of Control and Tender Offer upon Acquisition of Significant Interest (as defined above), if: (i) prior to the acquisition, the purchaser is already holder or exercises control over shares of common stock or Securities of the Company representing or entitling in the event of conversion to a Controlling Interest or a Significant Interest, respectively, provided that in the last case, the holder shall comply with the mechanism of Tender Offer Upon Acquisition of Control, if a transaction were subsequently proposed pursuant to which a Controlling Interest were acquired and no Tender Offer of Acquisition of Significant Interest has been previously made; (ii) it results from the subscription of shares of common stock or Securities of the Company to be issued pursuant to the capital increase resolved upon by the extraordinary shareholders’ meeting held on June 16, 2006; and/or (iii) the Acquisition of Control is made as a result of complying with the Tender Offer upon Significant Interest mechanism.

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III) Tender Offer.

III.a) Any person wishing to make an Acquisition of Control or an Acquisition of Significant Interest (hereinafter, the “Offeror”) shall make a tender offer for the acquisition of all shares and Securities of the Company (“Tender Offer upon Acquisition of Control” and “Tender Offer upon Significant Interest”, respectively, and together referred to as “Tender Offer”). Each Tender Offer shall be made in accordance with the procedure indicated in this Section and, to the extent that the applicable laws in the jurisdictions where the Tender Offer is made and the provisions of the stock exchanges and markets in which the shares of common stock and Securities of the Company are listed set forth additional requirements or stricter requirements than the ones contained herein, those additional or stricter requirements of such jurisdictions or stock exchanges and securities markets shall be complied with.

III.b) Procedure. Irrespective of compulsory compliance by the Offeror with the procedures and requirements provided by the regulations on tender offers issued by the Argentine Securities Commission or any relevant entity corresponding to the jurisdictions in which the shares of common stock and Securities of the Company are listed, the Offeror shall comply with the following procedure:

III.b1.) The Offeror shall give notice (i) in writing to the Company, and (ii) through the entity in charge of keeping record of the shares and Securities of the Company or by any other sufficient means, to the shareholders and holders of Securities of the Company, of the Tender Offer at least fifteen business days prior to the commencement thereof (the “Tender Offer Notice”). The Tender Offer Notice shall contain all the terms and conditions of any agreement or pre-agreement made or projected to be made by the Offeror with one or more shareholders or holders of Securities of the Company whereby, if consummated, the Offeror would acquire an Acquisition of Control or a Significant Interest (hereinafter, the “Prior Agreement”). If there is no Prior Agreement, the Offeror shall indicate the number of shares or Securities of the Company it intends to acquire and the terms and conditions of the bid. Notwithstanding the foregoing, the Tender Offer Notice shall at least contain the following information (the “Minimum Information”):

(i)                 identity, nationality, domicile and telephone number of the Offeror;

(ii)               If the Offeror consists of a group of people, identity and domicile of each Offeror in the group and of the manager of each person or entity comprising such group;

(iii)             The consideration offered for the shares and/or Securities of the Company with express details of its determination, in accordance with one of the mechanisms indicated in subsection III.b.3. below;

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(iv)             The stated expiration date of the Tender Offer term, indicating the possibility of extending it and, if applicable, the procedure for such extension;

(v)               A statement by the Offeror indicating exact dates before and after which the shareholders and/or holders of Securities of the Company that accept the Tender Offer shall be entitled to withdraw such acceptance (in accordance with the provisions of III.b.4), the manner in which acceptances shall be received and the way in which the shareholders and/or holders of Securities of the Company may withdraw their acceptance;

(vi)             A statement by the Offeror to the effect that the Tender Offer is open to all shareholders and holders of Securities of the Company and that the Offeror assumes the irrevocable obligation to acquire all such shares and securities tendered by the shareholders and holders of Securities of the Company under the Tender Offer;

(vii)           A statement by the Offeror to the effect that the Tender Offer does not fall within the scope of law 25,156 as amended and supplemented (the “Antitrust Law”, or any rule replacing it, or, if applicable, copy of all documentation filed with the relevant entity, or the commitment to make a simultaneous filing with the Company;

(viii)         The commitment by the Offeror to make a simultaneous filing with the Company of all documentation required to be filed with the Argentine Securities Commission or the authority corresponding to the jurisdictions in which the shares and Securities of the Company are listed;

(ix)             Evidence of the creation of guarantees, which shall be satisfactory and assure performance of the obligations resulting from the Tender Offer; and

(x)               Such additional information, including the Offeror’s financial statements, as the Company may reasonably require or as may be necessary for the Board of Directors of the Company to deliver a grounded opinion.

III.b.2) Upon request of each shareholder or holder of Securities of the Company, the Offeror shall send via mail or any other means, with reasonable diligence, a copy of the Tender Offer Notice and shall publish a notice containing substantially all the Minimum Information and any additional information as may be required by the laws applicable to tender offers, in the way prescribed by such regulations and at least once a week, commencing on the date the Tender Offer Notice is made and until expiration of the Tender Offer term. Subject the applicable laws, such publication shall be made in the business section of wide circulation newspapers in the Republic of Argentina, the city of New York, United States of America, Luxembourg and any other city in which the shares and Securities of the Company are listed or marketed.

III.b.3) The consideration for each share or Security of the Company payable to each shareholder or holder of Securities of the Company shall be the same, in U.S. Dollars, and shall be a price per share or Security of the Company no less than the highest of: (i) the share price of the Company in U.S. Dollars determined based on a valuation of the net worth of the Company prepared by an independent, internationally recognized investment bank. The valuation must take into account the increase in the Company’s capital stock as a result of the exercise of conversion rights as contained in the Securities of the Company and must be performed on the basis of the most recent balance sheet approved by the Company;

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(xi)             one hundred thirty five per cent (135%) of the subscription price denominated in U.S. Dollars, as of the date of subscription of any shares of the Company issued as a result of a capital increase during the 24-month period immediately preceding the date of the Tender Offer Notice, adjusted to reflect any stock split, stock dividends, stock par value variation, capital reduction, capitalization of earnings, reserves, accounting adjustments or any other special item of the balance sheet or corporate transactions whereby bonus shares of common stock and/or Securities of the Company are delivered;

(xii)           one hundred thirty five per cent (135%) of the weighted average listing price in U.S. Dollars (at closing of trading) of the shares of common stock and/or Global Depositary Receipts or American Depositary Receipts of the Company during the 120-day period immediately preceding the Tender Offer Notice, in the Buenos Aires Stock Exchange and in New York and at any other exchange or market in which the shares and Securities of the Company are listed, adjusted to reflect any stock split, stock dividend, par value variation, capital reduction, capitalization of earnings, reserves, accounting adjustments or any other special item of the balance sheet or corporate transactions whereby bonus shares of common stock and/or Securities of the Company are delivered.

(xiii)         Exclusively in the case of an Acquisition of Control, the highest price per share or Security of the Company denominated in U.S. Dollars paid by the Offeror or on its behalf, in relation to any acquisition of shares and/or Securities of the Company within a period of two years immediately prior to the announcement of the Acquisition of Control, adjusted to reflect any stock split, stock dividend, par value variation, capital reduction, capitalization of earnings, reserves, accounting adjustments or any other special item of the balance sheet or corporate transactions whereby shares of common stock or other Securities of the Company are delivered.

III.b.4) The shareholders or holders of Securities of the Company who have accepted the Tender Offer shall withdraw their acceptance at least five business days prior to the date scheduled for expiration thereof.

III.b.5) The Tender Offer’s initial term shall be not less than twenty business days nor more than thirty business days counted as from the authorization date of the Tender Offer by the Argentine Securities Commission, or by the competent entity or governmental agency in the jurisdiction in which the Tender Offer is made (the “Initial Term”).

III.b.6) The Offeror shall acquire all the shares and/or Securities of the Company tendered by the holders under the Tender Offer prior to the offer’s expiration date. The holders of Securities of the Company which accept the Tender Offer shall simultaneously exercise the conversion rights granted by the respective Securities of the Company (which for the purposes of taking part in the Tender Offer shall be accelerated) and shall, if applicable, (i.e. warrants), pay the relevant exercise prices on the closing date of the Tender Offer.

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III.b.7) Upon termination of the Tender Offer procedure, the Offeror may consummate the Prior Agreement, if any, and provided that the shares subject to such Prior Agreement have not been tendered under the Tender Offer, irrespective of the number of shares and/or securities acquired under the Tender Offer mechanism.

III.c.) Exchange Rate. For all purposes of this Section, any conversions into U.S. Dollars of amounts denominated in Pesos, and vice versa, shall be calculated at the selling rate reported by Banco Nación at the closing of the business day immediately preceding the date on which such conversion should be made, provided that, should there be different exchange rates, the exchange rate applicable to financial transactions shall be applied.

III.d) Tender Offer Result. Within a term of forty-eight business hours following expiration of the Tender Offer term, or simultaneously with the notices to be given pursuant to the regulations of the Argentine Securities Commission, the Offeror shall give attesting notice to the Company of the tenders received and the number of shares and/or Securities of the Company involved. The Board of Directors shall make such information available to the shareholders and holders of securities of the Company at the registered office and shall publish it for one (1) day in the same media as mentioned in subsection III.b.2 of this Section.

III.e) Additional Term. The Offeror shall grant an additional term of not less than five (5) and not more than ten (10) days, counted as from the publication of the result of the Tender Offer provided in subsection III.d) above (the “Additional Term”), so that those shareholders who have not submitted tenders during the Initial Term may do so within the Additional Term, following the same procedures and under identical conditions as those granted to those who submitted tenders during the Initial Term.

III.f) The Offeror shall acquire and pay the acquisition price of all the shares tendered during the Initial Term and the Additional Term, within five days upon expiration of each of such terms.

IV) Related Transactions. Any merger, consolidation or other combination with substantially the same effects ( a “Related Transaction”) involving the Company and any other person (the “Interested Shareholder”) who has previously made an Acquisition of Control or which has the same effects as an Acquisition of Control as concerns the Interested Shareholder, shall be made only if the consideration to be received by each shareholder of the Company in such Related Transaction is the same for all the shareholders and is not less in U.S. Dollars than the highest of:

(i)                 The share price of the Company in U.S. Dollars determined based on a valuation of the net worth of the Company prepared by an independent, internationally recognized investment bank. The valuation must take into account the increase in the Company’s capital stock as a result of the exercise of conversion rights as contained in the Securities of the Company and must be performed on the basis of the most recent balance sheet approved by the Company;

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(ii)               one hundred thirty five per cent (135%) of the subscription price denominated in U.S. Dollars, as of the date of subscription of any shares of the Company issued as a result of a capital increase during the 24-month period immediately preceding the date of the Tender Offer Notice or the announcement of the Related Transaction, as the case may be, adjusted to reflect any stock split, stock dividends, par value variation, capital reduction, capitalization of earnings, reserves, accounting adjustments or any other special item of the balance sheet or corporate transactions whereby bonus shares of common stock and/or Securities of the Company are delivered;

(iii)             one hundred thirty five per cent (135%) of the weighted average listing price in U.S. Dollars (at closing of trading) of the shares of common stock and/or Global Depositary Receipts or American Depositary Receipts during the 120-day period immediately preceding the Tender Offer Notice, or the announcement of the Related Transaction, as the case may be, in the Buenos Aires Stock Exchange and in New York and at any other exchange or market in which shares and Securities of the Company are listed, adjusted to reflect any stock split, stock dividend, par value variation, capital reduction, capitalization of earnings, reserves, accounting adjustments or any other special item of the balance sheet or corporate transactions whereby bonus shares of common stock and/or Securities of the Company are delivered;

(iv)             the highest price per share or Security of the Company paid by the Offeror or on its behalf, in relation to any acquisition of shares and/or Securities of the Company within a period of two years immediately prior to the announcement of the Acquisition of Control, adjusted to reflect any stock split, stock dividend, par value variation, capital reduction, capitalization of earnings, reserves, accounting adjustments or any other special item of the balance sheet or corporate transactions whereby shares of common stock or other Securities of the Company are delivered.

V) Violation. Any acquisition made in violation of the provisions of this Section shall be unenforceable as against the Company and shall not be recorded in the register of shares, whether such register is under control of the Company or a third party. In such case, the corresponding registrations shall be made only if sufficient notice of completion of the procedure and compliance with all applicable rules is given by the Board of Directors to the entity in charge of the registrations. Notwithstanding the foregoing, any shares acquired in violation of the provisions of this section, even if recorded, shall carry no political or equity rights until the requirements for such acquisition have been duly met, and shall not be counted for the purpose of determining the quorum at the Shareholders’ Meetings of the Company.

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ARTICLE IX

Miscellaneous

Section 39. Any issue not contemplated in these Bylaws shall be resolved upon in accordance with the provisions of Law No. 19,550 and accessorily by the provisions of the laws and regulations that are in effect from time to time.

Section 40. The provisions of Section 33 subsections “(ii)” and “(iii)” and Section 38 shall be effective only if the stock capital increase resolved upon by the ordinary and extraordinary Shareholders’ Meeting held on June 16, 2006 is placed in full or in part before December 31, 2006.

Section 41. The directors elected at the ordinary and extraordinary Shareholders’ Meeting held on June 16, 2006 shall hold office only during the first 3-fiscal year term, and shall be renewed by thirds each year (such thirds being determined by lot), and in each opportunity, and as an exception to the provisions of Section IV of the Regulations of the Audit Committee, the independent directors may be reelected for consecutive periods until having completed a term of three fiscal years. Furthermore, for the election of directors at the ordinary and extraordinary Shareholders’ Meeting dated June 16, 2006, the election system by slate provided in Section 12 hereof shall not be applicable.

AUDIT COMMITTEE`S REGULATIONS

These Regulations shall govern the operation of the Audit Committee, reporting to the Board of Directors of Pampa Holding S.A. (formerly, Frigorífico La Pampa S.A., hereinafter the “Company”) whose supervisory, disclosure, advice and recommendation duties shall be such as arise herefrom and any others assigned to it under the applicable laws and regulations in force.

I- COMPOSITION AND MEETINGS. The Audit Committee shall be a collegiate body formed by three incumbent members selected from the incumbent Directors of the Company. All the incumbent members of the Committee shall be independent members of the Board of Directors pursuant to the relevant standards and criteria established by the applicable regulations in force.

II – QUALIFICATIONS: In compliance with the laws in force, the members' qualifications shall be assessed in each case by the Company’s Board of Directors prior to their appointment. In this regard, among other standards, all the members of the Committee must be capable of understanding the financial information and contributing other knowledge and experience that is relevant to the Company, including skills in financial, accounting, legal and business matters, all of which shall be material eligibility requirements for the position of Committee member.

III - INCOMPATIBILITY: The following events are incompatible with the position of Committee member: a) the determination by a court of discipline of a professional association that the prospective member has incurred a serious breach. If such breach were subsequent to the appointment, the member shall be immediately excluded; c) the performance of legal, court processing (procurador), audit and/or accounting services, either per se or through third parties, against the company, except in case of the member’s own cause of action, shall result in such member’s immediate exclusion; d) disqualification determined by a judgment or criminal sentence, or the filing of an indictment that has become final and conclusive, and the condition of fraudulent bankrupt without having obtained a release therefrom. If such circumstances were subsequent to the member’s appointment, the member shall be immediately excluded.

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IV - FREQUENCY OF MEETINGS, QUORUM AND TENURE: The Committee shall meet at least on a quarterly basis and more frequently if necessary under the specific circumstances and/or the provisions of the corporate by laws and as required by any of its members. Meetings will be called by the Chairman indicating the matters to be discussed. Alternatively, meetings may be called by any member of the Committee. The quorum required for the Audit Committee to hold valid meetings is the full majority of its members. Resolutions will be adopted by simple majority of votes of the members present at the meeting. In case of tie, the Chairman shall have a second decisive vote. In case of absence of any of the members of the Committee, they shall be substituted by the relevant alternate members. The remaining Directors and the members of the Supervisory Committee may attend and participate in the Committee’s meetings but they shall not be entitled to vote. The Company executives that are not members of the Board of Directors, the internal auditors and the representatives of the external auditors will attend the meetings as required. The notice and procedures of the meetings shall be governed by the provisions and formalities applicable to the meetings of the Board of Directors as established in these By Laws and the applicable Law. The members of the Audit Committee shall hold office for such term as fixed by the Board of Directors at the time of their appointment and shall not be reelected for the office of directors for successive terms. Upon termination of their respective term, they shall remain in office until the appointment of their successors. Termination of the office as director due to any reason whatsoever shall result in the termination of the office as member of the Audit Committee. The Board of Directors shall, by grounded resolution adopted by majority vote, suspend or remove any member of the Audit Committee in breach of its duties as such.

 V - AUTHORITIES AND RESPONSIBILITIES. Once organized, the Audit Committee, at its first meeting, shall appoint a Chairman and a Vice-Chairman. The Vice-Chairman shall replace the Chairman in case of resignation, death, incapacity, disqualification, removal or absence, whether temporary or permanent. These officers shall always be elected by absolute majority of the members of the Committee. The Audit Committee reports to the Board of Directors and shall not be authorized to delegate any of the powers or authorities conferred to it. The Committee has ample powers to look into all the matters of its competence as set forth in these Regulations or as required by the applicable Law. In the exercise of its duties, the Committee shall have unrestricted access to the books and records of the Company and shall be entitled to obtain any information it may require. The Committee shall have the following duties, in addition to those contemplated by the applicable regulations in force: 1) To examine, on an annual basis, the appropriateness of these Regulations and inform any proposed amendment to the Board of Directors for its consideration and approval. 2) To supervise the operation of the internal control systems and the administrative – accounting system of the Company as well as the reliability of the latter and of all the financial information or any other material facts submitted to the consideration of the authorities in compliance with the applicable reporting requirements in place.

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3) To issue an opinion on the external auditors nominated by the Board of Directors to be retained by the Company and verify their independence status. 4) To review the plans submitted by the external auditors, supervise and assess their performance and issue an opinion thereon upon the presentation and publication of the annual financial statements. 5) To inform the external audit fees and the charges corresponding to any other services provided by the auditors as well as any other providers of Audit, accounting, systems and internal control services and financial and administrative advisors as well as the costs of any courses related to these matters. 6) To supervise compliance with the risk management information policies in place in the Company. 7) To provide to the market complete information about any transactions in connection of which there is a conflict of interest with the members of the corporate bodies or majority shareholders. 8) To approve any proposed compensation to the Company’s Executives for the Board of Directors to submit the same to the consideration of the shareholders’ meeting, being entitled to consult internationally renown experts in compensation matters in order to ensure that the Executives’ remuneration is similar to that paid to persons in comparable positions in Argentina and abroad engaged in the management of private equity and investment activities in Argentina and/or in other countries within the region, based on the contribution made by each Executive and the Company’s general financial condition and the results of its operations. 9) To issue an opinion on the Company’s compliance with the legal requirements and the reasonability of the conditions of issuance of shares or securities convertible into shares, in case of increase of the corporate capital, excluding or limiting any applicable preemptive rights. 10) To verify compliance with the applicable standards of conduct. 11) To approve transactions with related parties in the events set forth in the applicable law and issue an opinion in such respect and inform the same pursuant to the provisions of the applicable law to the extent there is or may be an alleged conflict of interest in the Company. 12) To prepare, on an annual basis, an action plan for the fiscal year to be submitted to the Board of Directors from time to time and to the Supervisory Committee. 13) To consider any other matter delegated to it from time to time by the Board of Directors and to perform any other duty to be performed by the Audit Committee as established the applicable Law.  14) To implement the training plan designed by the Board of Directors. With the prior consent of the Board of Directors, the Audit Committee shall be authorized to obtain independent professional advice if deemed necessary for the better discharge of its specific duties. 15) To issue any report or opinion required by the regulations in force with the extent and frequency as determined by such regulations as amended, etc. 16) To nominate two independent candidates for each renewal election for the Board of Directors to include one of them in the slate to be submitted to the shareholders’ meeting for the appointment of directors members of the Audit Committee, being entitled to consult any internationally renown firm operating in the field of the selection of directors. 17) To give advice to the Board of Directors in connection with the nomination of candidates to independent directors members of the Audit Committee.  18) To issue an opinion on the absence of any default by the Executives under the Opportunities Assignment Agreement (Convenio de Asignación de Oportunidades) approved by the shareholders’ meeting held on June 16, 2006, at least ten days before the date on which each series of warrants becomes due and payable or within twenty days as from the date of the notice of occurrence of an Acceleration Event, as applicable, given by the Executives.

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VI - OPERATING BUDGET AND COMPENSATION – TRAINING PLAN: The Audit Committee shall operate with an annual budget to be approved by the annual General Ordinary Shareholders’ Meeting of the Company. In addition, the compensation of the Audit Committee members shall be set by the Shareholders’ Meeting simultaneously with the fixing by it of the compensation payable to the Board members, as provided in Section 261 of Law 19,550. The Board of Directors shall determine the training plan of the Audit Committee members, which shall be revised from time to time in accordance with the specific necessities that shall arise. The training plan shall seek to train committee members in material aspects of the investment business, legal and corporate issues, operating and business matters, corporate culture, risk management and internal control, and accounting standards. Training shall be provided by referents in the organization, provided that experts alien to the Company shall also be hired whenever deemed suitable by the Board of Directors. The members of the Audit Committee shall revise the annual Training Plan for Audit Committee members as proposed by the Board, by suggesting addenda and amendments, prior to its final approval by the Board of Directors.

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